

January 31, 2012

Via Email
James T. Judson
Interim Chief Financial Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051

> **Re:** **Extreme Networks, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011**
> **Filed on August 30, 2011 and October 31, 2011, respectively**
> **File No. 000-25711**

Dear Mr. Judson:

We have reviewed your letter dated January 12, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 4, 2012.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.   With respect to prior comment 2, your filing and the response letter suggest that a general trend of decreasing prices materially affected your revenues from one period to the next. As such, it appears that sales of increasing quantities of your products were required to maintain revenue levels. Consistent with Item 303 of Regulation S-K, the extent to which overall changes in revenues are attributable to each of changes in prices and changes in volumes should be disclosed in quantitative terms that are meaningful to investors. Although we note that changes in selling prices typically vary from one product to the next, and that your product offerings vary somewhat from one period to the

next, in future filings, please consider disclosing the average percentage changes in your prices, using assumptions you briefly summarize. Please note that our prior comment did not seek disclosure of changes in prices of particular products.

Item 8. Financial Statements and Supplementary Data,

Note 3. Commitments, Contingencies, and Leases, Legal Proceedings, page 60

2.   We note that for certain litigation matters you have concluded that you cannot estimate the reasonably possible additional loss or range of loss.   As previously requested in our prior comment 3, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, we note your proposed revised disclosures indicate that in certain cases, the damages sought are substantial or indeterminate. In addition, your disclosures with regards to your intellectual property litigation indicate that damages and reasonable royalty will be determined at trial. Please note the fact that damages are unspecified does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please explain further what consideration you have given to items such as past experience, legal advice, etc. in developing the reasonably possible loss or range of loss for this and other matters.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief